UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MIDDLEBURG FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

596094102

(CUSIP Number)

David L. Sokol

P.O. Box 4998

Jackson, Wyoming 83001

307-733-7277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596094102

1	NAME OF REPORTING PERSON David L. Sokol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,103,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,103,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.46%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 6,905,017 shares of Middleburg Financial Corporation’s (the “Issuer’s”) common stock, par value $2.50 per share, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 14, 2016.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $2.50 per share (the “Shares”), of Middleburg Financial Corporation, a Virginia corporation (the “Issuer”). David L. Sokol previously filed a Schedule 13G on August 28, 2008 (as amended on June 3, 2009 and February 25, 2010) with respect to the Shares of the Issuer he beneficially owned on those dates. The address of the Issuer’s principal executive offices is 111 W. Washington Street, Middleburg, Virginia 20117.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by David L. Sokol.

(b) The principal business address of Mr. Sokol is P.O. Box 4998, Jackson, Wyoming 83001.

(c) The present principal occupation of Mr. Sokol is Chief Executive Officer of Teton Capital, LLC. The principal business address where Mr. Sokol conducts his occupation is P.O. Box 4998, Jackson, Wyoming 83001.

(d) During the last five years, Mr. Sokol has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Sokol has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sokol is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

David L. Sokol beneficially owns and has the sole voting and dispositive power over all 2,103,008 Shares of the Issuer reported in this Schedule 13D in his capacity as the sole trustee and beneficiary of the David L. Sokol Revocable Trust, which beneficially owns 1,940,012 Shares, and as the sole beneficiary of the David L. Sokol SEP IRA, the David L. Sokol IRA and the David L. Sokol IRA Rollover, which beneficially own 45,145, 61,466 and 56,385 Shares, respectively.

On March 27, 2009, the Issuer entered into a Stock Purchase Agreement with Mr. Sokol, which was amended on October 27, 2010 and April 28, 2014 (as amended, the “Purchase Agreement”) pursuant to which the Issuer sold 454,545 of the Issuer’s Shares to Mr. Sokol for an aggregate purchase price of $5,000,000. Mr. Sokol used his personal funds to acquire these Shares. Pursuant to the Purchase Agreement, the Issuer agreed to provide Mr. Sokol certain demand registration rights for the purchased Shares. In this regard, the Issuer filed a Registration Statement on Form S-3 relating to the resale of the 454,545 Shares purchased by Mr. Sokol under the Purchase Agreement, which was declared effective by the Securities and Exchange Commission on September 29, 2015. In addition, under the Purchase Agreement the Issuer and Mr. Sokol agreed that at no time after the initial closing of the purchase would he, or any entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “1934 Act”)) he is affiliated with, become, or obtain the right to become, the beneficial owner (as defined in Rule 13(d)(3) under the 1934 Act) of 30% or more of the Issuer’s common stock without the prior consent of the Board of Directors of the Issuer.

Mr. Sokol acquired the remaining 1,648,463 Shares through open market purchases for aggregate consideration of approximately $25,877,537 using his personal funds.

Item 4.	Purpose of Transaction.

The disclosure in Item 3 is incorporated by reference herein.

The purpose of the acquisition of the Shares of the Issuer beneficially owned by Mr. Sokol was to acquire the Shares for investment purposes in the ordinary course of selling, trading, and investing in securities.

Mr. Sokol has engaged in discussions with the Board of Directors of the Issuer regarding the Issuer’s financial performance and prevailing market trends impacting community banks (including increased competition for customers, costly regulatory compliance and general economic uncertainties). In this regard, on March 31, 2016, Mr. Sokol urged the Board of Directors to initiate a process to explore strategic alternatives to enable the Issuer’s shareholders to realize the full value of their investment in the Issuer. To this end, on March 31, 2016, Mr. Sokol sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

Mr. Sokol intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs, and financial position, other developments concerning the Issuer, the price level of the Issuer’s Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, may in the future take such actions with respect to his investment in the Shares as he deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Shares in the open market and in block trades, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares now owned or hereafter acquired by him to one or more purchasers. In addition, Mr. Sokol may engage in communications regarding the Issuer with knowledgeable industry or market observers, industry participants, members of the Issuer’s Board of Directors or management, other representatives of the Issuer, or other persons. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including, without limitation, a potential acquisition of the Issuer by an outside third party.

The foregoing description of discussions, intentions, plans, activities, and potential transactions under consideration is subject to termination, evolution, modification, or change at any time, without notice, and there can be no assurance that Mr. Sokol will continue with any discussions or activities, or take any further action with respect to, the matters described above.

Item 5.	Interest in Securities of the Issuer.

(a) Aggregate number of shares beneficially owned: 2,103,008. Percentage of class: 30.46%.

(b) (1) Sole power to vote or direct vote: 2,103,008

(2)	Shared power to vote or direct vote: -0-

(3)	Sole power to dispose or direct the disposition: 2,103,008

(4)	Shared power to vote or direct vote: -0-

(c) During the past 60 days, Mr. Sokol effected the following transactions in the Issuer’s Shares. All of such transactions were effected in the open market.

Shares Purchased (P) or Sold (S)		Price Per Share ($)	Date of Transaction
103 (S	)	$21.00	2/24/16
1,232 (S	)	$21.00	2/25/16
2,168 (S	)	$21.0049	2/26/16
2,325 (S	)	$21.00	2/29/16
508 (S	)	$21.00	3/1/16
612 (S	)	$21.00	3/2/16

Except as set forth above, Mr. Sokol has not purchased, sold, or acquired any additional Shares of the Issuer during the 60 days prior to the filing of this Schedule 13D.

(d) No other person is known by Mr. Sokol to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosures in Items 3 and 4 are incorporated by reference herein.

The Purchase Agreement and the First Amendment to Purchase Agreement, dated October 27, 2010, and the Second Amendment to Purchase Agreement, dated April 28, 2014, are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and are incorporated by reference herein.

Except for the contracts described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Sokol and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Letter from David L. Sokol to Members of the Board of Directors of Middleburg Financial Corporation, dated March 31, 2016.

Exhibit 2: Stock Purchase Agreement, dated March 27, 2009, between Middleburg Financial Corporation and David L. Sokol (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2009).

Exhibit 3: First Amendment to Stock Purchase Agreement, dated October 27, 2010, between Middleburg Financial Corporation and David L. Sokol (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2010).

Exhibit 4: Second Amendment to Stock Purchase Agreement, dated April 28, 2014, between Middleburg Financial Corporation and David L. Sokol (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2016	/s/ David L. Sokol

David L. Sokol